Exhibit 99.2

PRESS RELEASE

Capital increase reserved for employees
of TotalEnergies in 2023

Paris, June 1, 2023 – In accordance with its policy in favour of employee shareholding, the Board of Directors of TotalEnergies SE decided, on September 22, 2022, to carry out a capital increase reserved for eligible employees and former employees of TotalEnergies SE and its French and foreign subsidiaries in which the Company holds directly or indirectly more than 50% (in terms of capital or voting rights), that are members of the PEG-A Group savings plan, in France and abroad, under the conditions set by the twenty-second resolution at the Shareholders’ Meeting of May 25, 2022.

On April 26, 2023, the Chairman and CEO set (i) the subscription period from April 28 to May 15, 2023 (included) and (ii) the subscription price at 45.60 euros per share, corresponding to the average of the closing prices of the TotalEnergies share on Euronext over the twenty trading sessions preceding the date of this decision, reduced by a 20% discount and rounded off to the highest tenth of a euro.

At the end of this period, 52,602 employees in 94 countries, representing 45.8 % of the eligible employees and former employees, subscribed to this capital increase for an amount of 353.9 million euros. These results are on the rise compared to the last two years in terms of participation rate and amount subscribed.

“The development of employee share ownership is at the heart of TotalEnergies' value share policy as it represents the best way to closely associate employees with its economic performance, strengthen their sense of belonging and align the interests of employees and shareholders. Once again this year, TotalEnergies' employees have confirmed their attachment to the Company and fully supported the strategy of transforming TotalEnergies into a multi-energy company, by subscribing largely to the capital increase reserved for them", declared Patrick Pouyanné, Chairman and CEO of TotalEnergies.

As a result, 8,002,155 new shares will be issued on June 7, 2023. They will carry immediate dividend rights and will be fully assimilated with TotalEnergies shares already listed on Euronext.

Following this issuance, the employee shareholders in TotalEnergies SE’s share capital, within the meaning of Article L. 225-102 of the French Commercial Code, will represent 7.67% of the Company’s share capital as of June 7, 2023.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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Cautionary Note
The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).